

Mail Stop 4631

May 12, 2010

Mr. Bradley S. Forsyth
Senior Vice President and Chief Financial Officer
Willis Lease Finance Corporation
773 San Marin Drive, Suite 2215
Novato, CA 94998

   RE: **Willis Lease Finance Corporation**
      Form 10-K for the year ended December 31, 2008
      File March 31, 2009
      Definitive Proxy Statement on Schedule 14A
      Filed on April 29, 2009
      File No. 001-15369

Dear Mr. Forsyth:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Pamela A. Long
        Assistant Director